UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

[DÉCOR PRODUCTS INTERNATIONAL, INC.
(F/K/A) MURALS BY MAURICE, INC.
 (Exact name of registrant as specified in its corporate charter)

Florida	000-53272	20-8565429
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No. 6 Economic Zone, Wushaliwu, Chang’an Town
Dongguan, Guangdong Province, China
(Registrant’s Address)

Registrant’s telephone number, including area code: 0769-85533948

295 Northwest 89th Avenue
Coral Springs, Florida 33071
(Former name or former address, if changed since last report)
 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL  33324
(954) 424-2345 Tel
(954) 424-2230 Fax

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about July 23, 2009, to the holders of record at the close of business on July 23, 2009 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Decor Products International, Inc. (F/K/A Murals by Maurice, Inc.), a Florida corporation (“the Company” or “MUBM”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Plan of Exchange Agreement entered into among the Company, Maurice Katz, a Director and beneficial owner of a majority of the outstanding shares of common stock of MUBM (“Maurice”); Wide Broad Group Ltd., a company organized and existing under the laws of the British Virgin Islands (including its successors and assigns “Wide Broad”), Man Kwai Ming, an individual and Smart Approach Investments Limited a British Virgin Islands corporation (each a “Wide Broad Shareholder”) and together with their successors and assigns, collectively the “Wide Broad Shareholders”), Dongguan CHDITN Printing Co., Ltd., a company organized and existing under the laws of the People’s Republic of China (“CHDITN”), and the shareholders of CHDITN (the “CHDITN Shareholders”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 9,043,214 shares of MUBM common stock issued and outstanding, each of which was entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

The Plan of Exchange (the “POE”) was executed as of July 17, 2009 by and among MUBM, Maurice, Wide Broad, the Wide Broad Shareholders, and CHDITN. The POE states that the capital of MUBM consists of 100,000,000 authorized shares of Common Stock, par value $.001, of which 9,043,214 shares are currently issued and outstanding. The capital of Wide Broad consists of 1,000 ordinary shares authorized, par value $1.00, of which 1,000 ordinary shares are issued and outstanding.

The Plan of Exchange Agreement states that MUBM desires to acquire one hundred percent (100%) of all of the issued and outstanding share capital of Wide Broad from the Wide Broad Shareholders in an exchange for a new issuance 20,000,000 shares of common stock of MUBM and the simultaneous retirement to treasury of 7,450,000 shares of common stock (the “Control Shares”) held in the name of Maurice Katz (our President) in a transaction intended to qualify as a tax-free exchange pursuant to sections 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

Pursuant to the POE, MUBM shall effect a 1 for 4 reverse split of MUBM Common Stock and Wide Broad and MUBM shall work together to appoint a board of directors comprised of no less than 50% Independent Directors and form an independent audit committee comprised of no less than two individuals who meet the standards set forth by the NYSE Amex as these terms are defined by the NYSE Amex Company Guide as amended from time to time.

The POE states that Wide Broad and MUBM shall have secured their shareholder approvals for this transaction, if required, in accordance with the laws of its place of incorporation and its constituent documents. The Boards of Directors of each of Wide Broad and MUBM shall have approved the transaction and this agreement, in accordance with the laws of its place of incorporation and its constituent documents. Each party has furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. As of closing of the POE, MUBM has 100% of the issued and outstanding shares of Wide Broad.  As of the Closing date, MUBM issued to Wide Broad 20,000,000 new investment shares of Common Stock of MUBM and simultaneously retired to treasury, 7,450,000 shares of common stock held in the name of Maurice Katz (our President), in exchange for 100% of the capital stock of Wide Broad. MUBM and Wide Broad has been reorganized, such that MUBM has acquired 100% the capital stock of Wide Broad, and Wide Broad is a wholly-owned subsidiary of MUBM.  CHDITN is currently a wholly-owned subsidiary of Wide Broad and after the post share exchange, CHDITN is a wholly-owned indirect subsidiary of MUBM operating under the name “Dongguan CHDITN Printing Co., Ltd.” a corporation organized and existing under the laws of the People’s Republic of China.

As a result of the exchange of a majority of MUBM common stock for all of the share capital of Wide Broad, Wide Broad has acquired majority control of the outstanding common stock of MUBM and has appointed its candidates to the Board of Directors.

Pursuant to the written consent of the Board of Directors in lieu of meeting prepared on July 23, 2008, the board of directors of the Company accepted the resignation of Mr. Maurice Katz, President and Director of Murals by Maurice, Inc and the resignation of Weiheng Cai, Director of Murals by Maurice, Inc. The board appointed Liu Rui Sheng as CEO, President and Chairman, Lau T.C as an Independent Director, Li Chak Ming as an Independent Director, Joe Lam as Chief Financial Officer, Baotang Zhao as Chief Sales Officer, and Wen Qifeng asManager of Production. These appointments are effective as of July 23, 2009.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY. AS A RESULT, LUI RUI SHENG WILL BE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth as of July 23, 2009, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.

BENEFICIAL OWNERSHIP TABLE

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF JULY 22, 2009

Before Reverse Split and Closing of the Plan of Exchange

Name and Address of Beneficial Owner	Common Stock Beneficially Owned[1]	Percent of Class
Maurice Katz [2] 295 Northwest 89th Avenue Coral Springs, Florida 33071	8,000,000	88.4%
Greentree Financial Group, Inc. 7951 Southwest Sixth Street Suite 216 Plantation, Florida 33324	465,000	5.14%

[1] Based on 9,043,214 issued and outstanding shares of common stock.
[2] Maurice Katz is the founder, President, CEO, and a Director of the Company and has served as such since inception.

After Reverse Split and Closing of the Plan of Exchange

Name and Address of Beneficial Owner	Common Stock Beneficially Owned[1]	Percent of Class[1]
Man Kwai Ming No. 6 Economic Zone, Wushaliwu, Chang’an Town Dongguan, Guangdong Province, China	18,000,000	88.24%
Smart Approach Investments, Ltd. No. 6 Economic Zone, Wushaliwu, Chang’an Town Dongguan, Guangdong Province, China	2,000,000	9.8%

[1] Based on 20,398,054 issued and outstanding shares of common stock after Closing of the Plan of Exchange and a 1 for 4 Reverse Split

DIRECTORS AND EXECUTIVE OFFICERS

A list of officers and directors of Décor Products International Inc. (“Décor”) after Closing of the Plan of Exchange appears below. The directors of Décor are elected annually by the shareholders. The officers serve at the pleasure of the Board of Directors. The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.  There are employment contracts to compensate the officers and directors. Those employments contracts, filed as exhibits on Current Report Form 8-K on July 23, 2009, are hereby incorporated by reference.

Name                                              Age                                Title
Liu Rui Sheng                                 38                               CEO, President and Chairman
Lau T.C                                            58                               Independent Director
Li Chak Ming                                  49                               Independent Director
Joe Lam                                           40                              Chief Financial Officer
Baotang Zhao                                  32                               Chief Sales Officer
Wen Qifeng                                    29                                Manager of Production

Liu, Rui Sheng – CEO, President and Chairman

Mr. Liu, age 38, serves as President, Chairman and CEO of Décor. He incorporated CHDITN in 1998 and oversees all of the operations management and strategic planning for the company. He has more than 15 years experience in the industry. Prior to establishing CHDITN, Mr. Liu was engaged in the production and processing of printing ink, chemical products and decoration paper sales. Mr. Liu holds a bachelor’s degree in Corporate Management from the Beijing Academy of Management in Economics and Trade.

Lau, Tai Chim - Independent Director

Mr. Lau, Tai Chim, age 58, serves as an independent director of Décor. He currently is a director of several limited companies and is an independent non-executive director of a restrictive licensed bank in Hong Kong. He runs his own law firm and has done so for the past 10 years. He has been admitted as a solicitor and fellowship member in Hong Kong, England, Singapore and PRC.

Li, Chak Ming – Independent Director

Mr. Li, Chak Ming, age 49, is an independent director of Décor. He obtained a bachelors degree from Ji Nan University and is currently the administrative director of Hong Kong Liang Zhi Garment Company Ltd. (“Liang Zhi”). He was the marketing director from 2007 to 2008 and general manager from 1997 to 2006 for Liang Zhi. Prior to joining Liang Zhi, he served 10 years in the printing ink industry and the chemical products processing industry. He specializes in research and development and production technology.

Joe Lam – Chief Financial Officer

Mr. Lam, age 40, joined Décor as Chief Financial Officer in 2009. He is responsible for the company’s financial modeling and investment evaluation. Mr. Lam has seven years experience with big four CPA firms, and four years experience as a financial controller for publicly traded companies. He received his post graduate diploma in Business Administration in 2008 from the University of Manchester Business School and is a member of the American Institute of Certified Public Accountants.

Baotang Zhao -- Chief Sales Officer

Mr. Zhao, age 32, graduated from Tian Jin Business College with a Bachelor’s Degree. He joined CHDITN in 2004 as an Area Sales Manager. He is now the Chief Sales Officer of Décor. He has numerous years of marketing experience and is familiar with marketing analysis, marketing channels, managing sales teams, and customer service.

Wen Qifeng -- Manager of Production

Wen Qifeng, age 29, graduated from Guangzhou Industry and Commerce College with a Bachelors Degree in 2003. He joined CHDITN in June 2003 as a Buyer. He was promoted to Deputy Manager of Production in 2007 and has now been appointed Manager of Production of Décor. Mr. Wen has worked in the paper industry for many years. He is familiar with the basic operations, particularly in the operation and management of manufacturing technique work flow.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

·	Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

·	Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

·
Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

·
Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Meetings of Our Board of Directors

The Registrant’s Board of Directors took all actions by unanimous written consent without a meeting during the fiscal year ended December 31, 2008. Wide Broad’s Board of Directors held no formal meetings during the period commencing on January 1, 2009 and ending on July 23, 2009.

Board Committees

Audit Committee. The Company plans to establish an audit committee of the board of directors, which will consist of soon-to-be-nominated independent directors. The audit committee’s duties would be to recommend to the Company’s Board of Directors the engagement of independent auditors to audit the Company’s financial statements and to review the Company’s accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of the Company’s Board of Directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee. The Company intends to establish a compensation committee of the board of directors. The compensation committee would review and approve the Company’s salary and benefits policies, including compensation of executive officers.

Director Compensation

No directors of the Company have received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings as of the date of this filing. The directors do have employment agreements with the Company and will receive compensation in accordance with their contracts.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have no certain relationships and related transaction to disclose.

EXECUTIVE COMPENSATION

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s Chief Executive Officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year As of July 23, 2009	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Liu Rui Sheng President, CEO & Chairman	2009	-	-	-	-	-	-	-	-
Lau T.C Independent Director	2009	-	-	-	-	-	-	-	-
Li Chak Ming Independent Director	2009	-	-	-	-	-	-	-	-
Joe Lam CFO	2009	-	-	-	-	-	-	-	-
Baotang Zhao Chief Sales Officer	2009	-	-	-	-	-	-	-	-
Wen Qifeng Production Manager	2009	-	-	-	-	-	-	-	-
Maurice Katz Former President	2009 2008 2007	- 16,300 33,113	- - -	- - -	- - -	- - -	- - -	- - -	- 16,300 33,113
Weiheng Cai Former Director	2009 2008 2007	- - -	- - -	- - -	- - -	- - -	- - -	- - -	- - -

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended December 31, 2008.

During the year ended December 31, 2008, none of the named executive officers exercised any stock options.

Employment Agreements

Wide Broad and CHDITN’s employment agreements are hereby incorporated by reference and filed as exhibits on Current Report Form 8-K filed with the Securities and Exchange Commission on July 23, 2009.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating the availability of such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Decor Products International, Inc. (F/K/A Murals by Maurice, Inc.) has duly caused this report to be signed by the undersigned hereunto authorized.

Date: July 23, 2009

Decor Products International, Inc. (F/K/A Murals by Maurice, Inc.)

By:  /s/ Maurice Katz
Maurice Katz
President and Director